UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 9)

Renren Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

759892300**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 759892300 has been assigned to the American depositary shares (“ADSs”) of Renren Inc. (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “RENN.” Each ADS represents 45 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759892300	Schedule 13G	Page 2 of 5 Pages

1	Names of Reporting Persons
Joseph Chen
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
406,513,721 ordinary shares(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
406,513,721 ordinary shares (1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
406,513,721 ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
33.5%(2)
12	Type of Reporting Person (See Instructions)
IN

(1) Representing (i) 4,891,021 Class A ordinary shares, (ii) 99,999,990 Class A ordinary shares represented by 2,222,222 ADSs, (iii) 170,258,970 Class B ordinary shares, (iv) 111,043,590 Class A ordinary shares issuable upon exercise of share options held by the reporting person that are exercisable within 60 days of December 31, 2021 and (v) 20,320,150 Class A ordinary shares issuable upon vesting of restricted share units held by the reporting person within 60 days of December 31, 2021.

(2) Calculation is based upon the sum up of (i) 1,080,871,023 ordinary shares outstanding as of March 31, 2021, including 775,482,573 Class A ordinary shares and 305,388,450 Class B ordinary shares, as reported in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 27, 2021, (ii) 111,043,590 Class A ordinary shares issuable upon exercise of share options held by the reporting person that are exercisable within 60 days of December 31, 2021, and (iii) 20,320,150 Class A ordinary shares issuable upon vesting of restricted share units held by the reporting person within 60 days of December 31, 2021. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 759892300	Schedule 13G	Page 3 of 5 Pages

ITEM 1(a).	NAME OF ISSUER:

Renren Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2828 N. Central Avenue Fl 7,

Phoenix, Arizona, 85004

USA

ITEM 2(a).	NAME OF PERSON FILING:

Joseph Chen

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Joseph Chen

2828 N. Central Avenue Fl 7,

Phoenix, Arizona, 85004

USA

ITEM 2(c).	CITIZENSHIP:

United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares. Each Class B ordinary share held by the reporting person is convertible into one Class A ordinary share at the option of the holder at any time.

ITEM 2(e).	CUSIP Number:

759892300

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Person is provided as of December 31, 2021.

CUSIP No. 759892300	Schedule 13G	Page 4 of 5 Pages

Reporting Person	Amount beneficially owned(1):	Percent of class(2):	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Joseph Chen	406,513,721	33.5%	49.0%	406,513,721	0	406,513,721	0

(1) Representing (i) 4,891,021 Class A ordinary shares, (ii) 99,999,990 Class A ordinary shares represented by 2,222,222 ADSs, (iii) 170,258,970 Class B ordinary shares, (iv) 111,043,590 Class A ordinary shares issuable upon exercise of share options held by the reporting person that are exercisable within 60 days of December 31, 2021 and (v) 20,320,150 Class A ordinary shares issuable upon vesting of restricted share units held by the reporting person within 60 days of December 31, 2021. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(2) Calculation is based upon the sum up of (i) 1,080,871,023 ordinary shares outstanding as of March 31, 2021, including 775,482,573 Class A ordinary shares and 305,388,450 Class B ordinary shares, as reported in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 27, 2021, (ii) 111,043,590 Class A ordinary shares issuable upon exercise of share options held by the reporting person that are exercisable within 60 days of December 31, 2021, and (iii) 20,320,150 Class A ordinary shares issuable upon vesting of restricted share units held by the reporting person within 60 days of December 31, 2021. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

Not applicable

CUSIP No. 759892300	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

By:	/s/ Joseph Chen
Name:	Joseph Chen